Exhibit 2.1

CONFIDENTIAL TREATMENT REQUESTED – CONFIDENTIAL PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED AND HAVE BEEN SEPARATELY FILED WITH THE COMMISSION

AMENDMENT NUMBER 6

TO

PROFESSIONAL SERVICES AGREEMENT

This Amendment Number 6 (“Amendment Number 6”) shall amend the Professional Services Agreement dated July 26, 2007, as amended (“Agreement”) by and between Support.com, Inc. (formerly SupportSoft, Inc.), a Delaware corporation having its principal place of business at 1900 Seaport Boulevard, Redwood City, CA 94063, and its subsidiaries (collectively, “Support.com”), and Office Depot, Inc., a Delaware corporation having its principal place of business at 6600 North Military Trail, Boca Raton, FL 33496 (“Office Depot”). This Amendment Number 6 shall be dated as of September 3, 2010 and the amendments set forth herein shall be deemed effective as of January 1, 2011 (“Amendment Number 6 Effective Date”), unless otherwise specified herein. The parties acknowledge that in 2009, SupportSoft, Inc. formally changed its name to Support.com, Inc., and all references to SupportSoft, Inc. in the Agreement or any prior Amendment will apply to and be binding on Support.com.

Capitalized terms not otherwise defined herein shall have the meanings defined for them in the Agreement. In consideration of the mutual promises and covenants contained herein, the parties agree as follows:

1.	Modifications to Office Depot Remote Service Program Description Effective January 1, 2011. The Parties hereby modify and amend the Agreement to be effective beginning January 1, 2011, except as otherwise set forth herein. In the event of any conflict or inconsistency between the terms and conditions of the Agreement and those of this Amendment Number 6, this Amendment Number 6 governs and controls.

2.	Extension of Initial Term. Section 5 of the Agreement, “Term and Termination,” is hereby amended by deleting such Section in its entirety and substituting the following Section 5 in lieu thereof.

“5. Term and Termination. The term of this Agreement shall be extended from January 1, 2011 through March 31, 2012 (the “Extension Term”). For the avoidance of doubt and for purposes of interpretation, all terms or provisions in the Agreement that apply to the Initial Term shall apply equally to the Extension Term and the rights and obligations of the Parties shall be the same as in the Initial Term. This Agreement will thereafter automatically renew for additional one year terms (each a “Renewal Term”) upon the expiration of the Extension Term, unless a Party provides notice of its intent not to renew at least sixty (60) days prior to the expiration of the Extension Term. During any Renewal Term, either party may terminate the Agreement at any time upon sixty (60) days prior notice. In the event a Party gives such notice, Office Depot shall have the option to extend the Agreement for an additional sixty (60) days following the expiration of the then-current term (the “Transition Term”) provided that Office Depot: (a) gives written notice of its election to extend the Agreement for the Transition Term no later than thirty (30) days prior to expiration of the then-current term; and (b) provides at the time of such notice a weekly forecast of the volume of Services required during the Transition Term (“Transition Forecast”) from which the parties can calculate the anticipated wholesale price to be paid by Office Depot to Support.com for the Transition Term. All terms and conditions of the Agreement shall continue during the Transition Term, provided further that Support.com will staff for each week of the Transition Term in accordance with the Transition Forecast from Office Depot as mutually agreed upon by the parties. Within thirty (30) days after the end of the Transition Term, if the

CONFIDENTIAL TREATMENT	Page 1

total actual revenue received by Support.com for Services during the Transition Term does not exceed *** percent (***%) of the net wholesale fees derived from the Transition Forecast for the Transition Term, Office Depot will pay to Support.com the difference between *** percent (***%) of the net wholesale fees derived from the Transition Forecast and the actual revenue received by Support.com.

Upon termination of the Agreement, in order to wind down the relationship of the parties with a minimum adverse impact on Office Depot, the parties agree to the following rights and obligations:

(i) After notice of termination of the Agreement and prior to the actual termination date, Office Depot will have the right, at Office Depot’s sole expense and cost, to test potential partner(s) provided that the test involves no more than *** percent (***%) of the volume for the period until the termination date. Office Depot will give Support.com reasonable advance written notice of its intent to engage a partner and the date(s) it anticipates such testing to begin.

(ii) If Office Depot makes the election to have a Transition Term, without limiting anything in the Agreement, Support.com further agrees it will honor warranty claims for *** (***) days after the termination date on the same terms and conditions applicable to each party as during the term of the Agreement.

(iii) Support.com will reasonably cooperate with Office Depot, at Office Depot’s request, to effect a transfer all the 800 telephone numbers, websites, etc. to Office Depot. Office Depot agrees to bear any cost or expense imposed by the telephone company or any third party for such transfer.

(iv) No later than seventy-five (75) days after the termination of the Agreement, Support.com will provide a file of all Customer Service data to Office Depot in a format mutually agreed to by the parties. During the term of this Agreement and for a period of *** thereafter, Support.com will not knowingly make any direct solicitation to Office Depot’s Tech Depot Services Customers to induce them to become customers of Support.com or its resellers. For the avoidance of doubt, Support.com will have no obligation to review new or potential customers responding to general advertisements to the public from Support.com, its resellers or customers, or any advertisers engaged by them, to determine if they are or have been customers of Tech Depot Services.

3.	Net Fees. Section 1 in Exhibit F-1, Pricing, to the Agreement is hereby amended by deleting such Section 1 and substituting the new Section 1 on Exhibit A attached hereto.

4.	*** Help Desk Services Fees. Section 3 in Exhibit F-1, Pricing, to the Agreement is hereby amended by deleting such Section 3 and substituting the following new Section 3 to read as follows.

“3. Help Desk Services. Support.com *** for any Help Desk services delivered to Office Depot, and the provision of Help Desk Services will be in accordance with Support.com’s then current description of its Help Desk Services.”

5.	Rate Reduction for Program Support Funds. Section 4 in Exhibit F-1, Pricing, of the Agreement is hereby amended by deleting subsection (d) of such Section and substituting the following new subsection (d) to read as follows:

“d. The total PSF Funds available to Office Depot for use in any given calendar quarter during the Initial Term shall be an amount up to *** percent (***%) of the Net Fees for Services paid by Office Depot to Support.com in the immediately preceding calendar quarter (excluding performance bonus payments made for that quarter, as set forth in Section 5 below). For the avoidance of doubt, unused PSF Funds will expire at the end of the quarterly period in which such PSF Funds were available.”

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6.	Service Level Agreement and Reporting Business Hours. Paragraph 5 of Exhibit A to the Agreement (“Service Level Agreement and Business Hours”) is hereby amended by deleting such Paragraph 5 and substituting the following Paragraph 5 in lieu thereof to read as follows.

“5. Service Level Agreement and Business Hours. Support.com will provide the following service levels: (i) *** percent (***%) of customer and associate calls Handled will be answered by Support.com within ***, beginning after all Interactive Voice Response system prompts and user selections have concluded (measured weekly), and *** percent (***%) of customer and associate connections through non-voice communication Handled, such as chat will be answered within *** (measured weekly), and (ii) customers shall Abandon not more than *** percent (***%) of total calls provided that such service levels are measured on a monthly average basis for calls made to the Office Depot service that extend beyond the IVR prompts and are received during the then current business hours. The program will be available to customers and associates daily from 5:00 a.m. to 2:00 a.m. Eastern time. Any change to the Service Levels and Business Hours will be mutually agreed upon and accepted according to the Change Control process defined above.”

Support.com agrees to report to Office Depot the data described above on a *** basis, and will measure the results as specified in Section 5 of the Service Level Agreement, Weekly measurement will begin on Sunday at 12:00 a.m. and end on Saturday at midnight Pacific time.

The following definitions will be added to Section 1 of the Agreement as new Sections 1.8, 1.9, 1.10, and 1.11, respectively:

1.8 “Handled” means any call or non-voice contact that is Offered and not Abandoned.

1.9 “Abandoned” means any call or non-voice contact that is Offered and the Customer or associate terminates the call or non-voice contact prior to a Support.com employee answering the call and speaking with the Customer or responding by non-voice contact.

1.10 “Offered” in connection with calls means any call in which a Customer or associate has completed all prompts or selections in any interactive voice recognition program or other system for caller selection and the call has been put in a queue awaiting an answer by a Support.com employee.

1.11 “Offered” in connection with non-voice contact means a contact for which all automated steps have completed and the contact is in a queue awaiting a connection from a Support.com employee.

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The parties agree that customer satisfaction will be measured by a survey to be mutually agreed by the parties and administered by Support.com. The survey results will be reported by Support.com to Office Depot on a *** basis, and measurements will be calculated on a monthly basis. Support.com agrees that it will deliver a minimum of *** percent (***%) of the responses with Customers indicating overall satisfaction in the *** boxes of a five box survey. The parties agree that Support.com will measure and report “Network Uptime.” Network Uptime will be defined as the time the Support.com Service Delivery Management System (“SDMS”) is operational and will exclude routine maintenance and service. Support.com agrees that Network Uptime will be *** percent (***%) during the term of the Agreement, measured monthly. The parties agree that if Support.com does not meet its Network Uptime obligations for more than *** reporting periods, any further non-compliance for a monthly reporting period will be regarded as a breach of the Agreement.

7.	Remedy and Cure Periods.

(a) Response Time Service Levels. The parties agree that any obligation of Support.com to meet any required service levels or response times will be waived (a) in any week where Services actually delivered by Support.com exceeds the mutually agreed forecast for that week by more than *** percent (***%) or; (b) in certain high volume service weeks including Memorial Day weekend, Labor Day weekend, President’s Day weekend and Black Friday weekend and any other days that are mutually agreed to by the parties prior to the event.

(b) Support.com will have two (2) weeks to cure any non-compliance with regard to its response times obligations set out in Paragraph 5 of this Exhibit A to the Agreement (“Service Level Agreement and Business Hours”). In the event Support.com is unable to cure the non-compliance, it will pay to Office Depot a penalty equal to a discount of *** percent (***%) of the revenue received by Support.com for the non-compliant Service for the week in which the penalty is applied. For purposes of this section, the obligations with regard to services defined in Exhibit A of the Agreement will be separate and any non-compliance of one will not be a non-compliance of the other. For any period in which a penalty will apply, Support.com will provide a report to Office Depot within fifteen (15) days after the end of the period to which the payment applies. Thereafter, Office Depot will invoice Support.com, and Support.com will have thirty (30) days from receipt of the invoice to pay the sums due.

(c) Office Depot will have the right at the end of any cure period under this Section 5, or in the event Support.com has been out of compliance and has had to cure more than *** times in any calendar year, to engage at the sole expense of Office Depot an alternate service provider. At the later of thirty (30) days or such time as Support.com is in compliance with its response obligations for *** consecutive days, Office Depot’s right to engage an alternate service provider will terminate. This section is not exclusive and is in addition to any other rights or remedies the parties may have.

(d) Any breach or non-compliance by Support.com with regard to obligations of Customer Satisfaction and Network Uptime will be subject to the notice and cure provisions of this Section 5, Term and Termination, of the Agreement.

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8. Reporting. The parties agree that Support.com will use reasonable efforts to develop and deliver the reports described below on or before January 1, 2011:

(a) Average Time To Complete Report. Support.com will provide a weekly report showing delivery times for the following services: personal computer set up services, tune up services, and diagnose and repair services. Times will be measured from the time Support.com opens a ticket for the work until Suport.com closes the ticket. The parties will mutually agree on a target completion time for each service type based on historical results, if available, by Support.com for Office Depot from the Effective Date of the Agreement.

(b) Fix Rate Report. Support.com will provide a weekly report showing the fix rates for each service type. The parties will mutually agree to the services types to be reported. Fix rate will be calculated for each service type by summing all services completed and dividing by number of services started. The report will contain gross services started, gross services completed and a percentage calculation.

(c) Rework Report. Support.com will provide a weekly report showing rework rates for each service type. Rework will be limited to work performed after Support.com closes a ticket for a service. Rework rate will be calculated by summing all services completed by type and dividing by number of services that had at least one re-work session. The report will contain gross services completed, gross services reworked and a percentage calculation.

(d) Non-POS Sales Reporting. Support.com will provide a weekly report to Office Depot indicating upsells, cross-sells and conversion of subscriptions, including promotional offers.

(e) Additional Reporting. Office Depot may from time to time request, but not more often than once per month, that Support.com provide additional reports that are reasonably required by Office Depot for its business needs. Support.com will provide such reporting, provided compliance will not unduly burden its business operations or cause commercially unreasonable efforts on its part to comply.

9. Branding. Exhibit A to the Agreement, Section 2, Paragraph 3, “Branding,” is hereby amended by deleting such Section 2 and substituting the following Section 2 in lieu thereof to read as follows.

“Branding. The Service tools and materials provided directly by Support.com will be identified as “Delivered by support.com”. This identification will be present on all web pages served by Support.com, any Support.com software tools, training materials provided by support.com, and Services collateral provided by Support.com. Support.com will generally use text in the footer of web pages and other collateral and not its logos to minimize the appearance of a co-branded rather than “delivered by” service. Office Depot will provide its service brand documentation to facilitate service development, delivery scripting and call center training.”

10. Amendment 5, Section 1. The provision added to the Agreement in Amendment No. 5 between the parties dated                      (“Amendment No. 5”), Section 1 of such Amendment No. 5, is hereby amended by deleting such Section 1 in its entirety and substituting the following Section 1 to read as follows.

“1. Upsale Transactions: Revenue Share and Payment. An “Upsale Transaction” shall be any transaction of a Tech Depot Services branded SKU executed directly between Support.com and a Customer. Without limiting anything in the Agreement, before any product or service SKU will be eligible as an Upsale Transaction by Support.com, the SKU, and all branding and marketing, and any third party components of the SKU, shall be approved by Office Depot, and reflected in a SKU Change Form approved (e.g. by e-mail) by an authorized representative of Office Depot. Without limiting the foregoing, all SKUs eligible for Upsale Transactions shall be Tech Depot Services branded. For all

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Upsale Transactions, Support.com shall retain the following fees: (1) the wholesale fee as agreed upon by the parties in the SKU Change Order for that SKU, and (2) fees payable to third parties for products and services included in the SKU and defined in the SKU Change Order for that SKU. The remainder of the retail amount of the Office Depot Upsale Transaction Revenue shall be remitted to Office Depot less any cancellations, refunds, or chargebacks. The Office Depot Upsale Transaction Revenue will be calculated based on the Upsale Transaction volume recorded in Support.com’s reporting system, which on a monthly basis, no later than fifteen (15) days after the close of each calendar month, Support.com will provide Office Depot with a written report showing the gross volume of Upsale Transactions, including any cancellations, chargebacks, refunds, third party fees, and the amount due to Office Depot. Support.com shall remit such payment of Office Depot Upsale Transaction Revenue to Office Depot net thirty (30) days following the close of the calendar month during which the Upsale Transactions occurred. For all Upsale Transactions for products, each of Office Depot, Support.com and/or the product vendor shall maintain its respective rights and obligations with respect to each Customer. Support.com and Office Depot agree that, while Upsale Transactions will be processed by Support.com and will not result in Net Fees paid by Office Depot to Support.com, nonetheless *** percent (***%) of the net fees retained by Support.com for such Upsale Transactions shall accrue as Program Support Funds (“PSF”) as defined in Section 4 of attachment F-1 to Amendment No. 1 to the Agreement, and shall be managed and available to Office Depot consistent with said Section 4. Without limiting anything in the Agreement, any use by Support.com of Office Depot’s trademarks and/or logos in the course of marketing and selling the Upsale Transactions shall be consistent with Support.com’s obligations under the Agreement, including but not limited to Section 4.5 thereof.”

11. Amendment 5, Section 3. The provision added to the Agreement in Amendment No. 5, Section 3, is hereby deleted in its entirety and substituting the following new Section 3 in lieu thereof to read as follows.

“3. Subscription Renewal Revenue Share and Payment. All service subscription renewals executed by Support.com on behalf of Office Depot Tech Depot (“Office Depot Subscription Renewals”) shall be managed as follows: For all Office Depot Subscription Renewals, Support.com shall retain the following fees: (1) the wholesale fee as agreed upon by the parties in the SKU Change Order for that subscription SKU, (2) fees payable to third parties for products and services included in the subscription SKU and defined in the SKU Change Order for that subscription SKU. The remainder of the retail amount of the Office Depot Subscription Renewals shall be remitted to Office Depot less any cancellations, refunds, or chargebacks. Support.com and Office Depot agree that, while Office Depot Subscription Renewals will be processed by Support.com and will not result in Net Fees paid by Office Depot to Support.com, nonetheless *** percent (***%) of the net fees retained by Support.com for Subscription Renewals shall accrue as Program Support Funds (“PSF”) as defined in Section 4 of attachment F-I to Amendment No. 1 to the Agreement, and shall be managed and available to Office Depot consistent with said Section 4. On a monthly basis, no later than fifteen (15) days after the close of any month in which there are any Office Depot Renewals, Support.com will provide Office Depot with a report showing the gross volume of renewal revenue, any cancellations or refunds, and the amount of revenue share due to Office Depot. Support.com shall remit such payment to Office Depot net thirty (30) days following the close of the month during which the Subscription Renewals were transacted.

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12. Security Provisions. The provisions of Exhibit B to this Amendment will be incorporated into the Agreement as Exhibit I, Security Provisions and become a part of the Agreement and binding on the Parties.

13. Effect of Amendments. Except as expressly set forth herein, all terms and conditions set forth in the Agreement, as amended, shall continue in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Amendment Number 6 to be executed by their duly authorized representatives.

Support.com, Inc.	Office Depot, Inc.

By:	By:

Name:	Name:

Title:	Title:

Date:	Date:

*** CONFIDENTIAL MATERIAL REDACTED AND SEPARATELY FILED WITH THE COMMISSION ***

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EXHIBIT A

Revised SKUs and Pricing for Program Description

Exhibit F-1, Section 1 (Net Fees)

Effective January 1, 2011

1. Net Fees. Support.com will invoice and Office Depot will pay the Net Fees for services delivered per the terms of the Agreement.

[see following page]

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EXHIBIT B

TO AMENDMENT NUMBER 6

“EXHIBIT I

Security Provisions

Disclosure of Prior Breaches.

As of September 1, 2010, Support.com warrants that the information technology systems that are necessary for the provision of Ecommerce Services (the “Service-Related IT Systems”) to Office Depot under the Agreement has (a) not suffered any actual or reasonably suspected unauthorized access to or acquisition of any information maintained on the Service-Related IT Systems (each, a “Security Breach”). Support.com warrants that Support.com is not and has not been a party to any current, pending, threatened or resolved enforcement action of any government agency, or any consent decree or settlement with any governmental agency or private person or entity regarding any Security Breach or otherwise regarding data or information security.

Security Breach Notification.

Support.com shall promptly notify Office Depot of any actual or reasonably suspected Security Breach of the Service-Related IT Systems. In any notification to Office Depot required under this Exhibit, Support.com shall designate one or more individuals employed by Support.com who will be available to Office Depot as a contact regarding such Security Breach. If any such Security Breach involves any Personal Information of Office Depot, Support.com shall (a) use commercially reasonable efforts to address and assist Office Depot with its reasonable concerns regarding such Security Breach and any dispute, inquiry or claim involving Office Depot that concerns such Security Breach; and (b) shall provide Office Depot with assurance reasonably satisfactory to Office Depot that reasonable steps have been taken to minimize and prevent the recurrence of similar Security Breaches. Unless prohibited by an applicable statute or court order, Support.com shall also notify Office Depot of any third-party legal process relating to any such Security Breach that involves any Personal Information of Office Depot, including, but not limited to, any legal process initiated by any governmental entity (foreign or domestic).

Privacy Protection.

Non-public personal information regarding participants of Office Depot that is disclosed to Support.com (“NPPI”) will be used by Support.com only to the extent necessary to perform the Services. Support.com agrees to maintain the confidentiality of any such NPPI and to use and re-disclose it only as Office Depot specifically directs in accordance with the Agreement. Support.com’s contracts with applicable third parties relating to this Agreement shall provide for similar protection of NPPI. Support.com agrees that (i) it shall not disclose or use any NPPI except to the extent necessary to carry out its obligations under this Agreement and for no other purpose, (ii) it shall not disclose NPPI to any third party, including, without limitation, its affiliates, that are not wholly owned subsidiaries, without the prior written consent of Office Depot and an agreement in writing from the third party to use or disclose such NPPI only to the extent necessary to carry out Support.com’s obligations under this Agreement and for no other purposes, (iii) it shall maintain, and shall require all third parties utilized in the performance of the Services to maintain, effective information security measures to protect NPPI from unauthorized disclosure or use, and (iv) it shall provide Office Depot with information regarding such security measures upon the reasonable request of Office Depot, and, upon reasonable notice,

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Office Depot shall have the right to audit such security measures. In the event of disclosure of loss, inability to account for, or unauthorized access to NPPI by Support.com or its subcontractors, Support.com shall promptly notify Office Depot and take appropriate action to prevent further disclosure or loss, or unauthorized access. Support.com shall cooperate with Office Depot to provide any notices and information regarding such unauthorized access to appropriate law enforcement agencies and government regulatory authorities, and affected Debtors that Office Depot in its sole discretion deems necessary.

Due Diligence.

Support.com will perform commercially reasonable due diligence to ensure the integrity of personnel resources assigned to perform the Services set forth in this agreement and to use commercially reasonable efforts to prevent malicious activities of Support.com personnel resources who are removed from performing Services under this agreement and remain employees of Support.com. The following personnel security policies apply as part of this agreement. Disable orphan computer accounts within 24 hours. Support.com will, in a commercially reasonable manner, proactively monitor the activities of Support.com employees performing Services under this agreement to reasonably protect Participant’s assets and reasonably identify fraudulent, suspicious or irregular activity. Support.com must complete a security assessment which must be reviewed and approved by IS Compliance prior to any connection to Office Depot’s systems. Support.com and its subcontractors approved by Office Depot will be required to adhere to the Global Information Security policies when connected directly to Office Depot’s systems. Failure to adhere to the Global Information Security policy or any Office Depot information security standard will result in immediate termination of access.”

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